Exhibit 4.11

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE dated as of October 28, 2004 between XTO ENERGY INC., a Delaware corporation (hereinafter called the “Company”), and The Bank of New York, a New York banking corporation, trustee (hereinafter called the “Trustee”).

RECITALS OF THE COMPANY

The Company and the Trustee entered into that certain Indenture dated as of September 23, 2004 (the “Indenture”) for the equal and ratable benefit of the Holders of the Company’s 5.00% Senior Notes due 2015 (the “Notes”).

A provision of the Indenture contains a typographical error that creates an ambiguity and constitutes a defect, and such error makes the Indenture inconsistent with the Offering Memorandum dated September 20, 2004, pursuant to which the Notes were offered and sold. Terms not defined herein shall have the meaning ascribed thereto in the Indenture.

Section 8.1 of the Indenture provides that the Company and the Trustee, without the consent of any Holders, may enter into one or more indentures supplemental to the Indenture to cure any ambiguity or to correct or supplement any provision in the Indenture which may be defective, if such action shall not adversely affect the interests of the Holders in any material respect.

The Company and the Trustee desire to amend the Indenture, in accordance with and pursuant to Section 8.1 of the Indenture, to cure an ambiguity and to correct a provision that is defective.

NOW THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises, it is mutually covenanted and agreed as follows:

1. The definition of “Make-Whole Amount” in Section 1.1 of the Indenture is corrected by changing “50 basis points” in the fourth line thereof to “15 basis points,” so that, as so corrected and changed, said definition shall read in its entirety as follows:

“Make-Whole Amount” with respect to a Security means an amount equal to the excess, if any, of (i) the present value of the remaining interest, premium and principal payments due on such Security (excluding any portion of such payments of interest accrued as of the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 15 basis points, over (ii) the outstanding principal amount of such Security. As used herein, “Treasury Rate” is defined as the yield to maturity (calculated on a semi-annual bond equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (510), which has become publicly available at least two Business Days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of the Security; provided, however, that if the Make-Whole Average Life of such Security is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such Security is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. As used herein, “Make-Whole Average Life” means the number of years (calculated to the nearest one-twelfth) between the Redemption Date and the Stated Maturity of the Security.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

XTO ENERGY INC.,
a Delaware corporation

By:	/S/ Brent W. Clum
Name:	Brent W. Clum
Title:	Vice President

TRUSTEE:

THE BANK OF NEW YORK, as Trustee

By:	/S/ Remo Reale
Name:	Remo Reale
Title:	Vice President

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